SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 24, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q21 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2021

Buenos Aires, Argentina, November 24, 2021 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2021 (“3Q21”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2020 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2021.

Summary

• The Bank’s net income totaled Ps.7.4 billion in 3Q21. This result was 46% higher than the result posted in 2Q21 and similar to the one registered in 2Q20. In 3Q21, the accumulated annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 10% and 2.2%, respectively. Total comprehensive income was Ps.7.4 billion, 40% higher than in 2Q21 and 13% lower than a year ago.

• In 3Q21, Banco Macro’s financing to the private sector increased 5% or Ps.13.3 billion quarter over quarter (“QoQ”) totaling Ps.305.9 billion and decreased 14% or Ps.48.2. billion year over year (“YoY”). Within commercial lending Overdrafts and Others stand out with a 14% and 26% increase respectively; meanwhile within consumer lending pledged loans and credit card loans stand out with a 46% and 3% increase respectively.

• In 3Q21, Banco Macro’s total deposits increased 1% or Ps.4.1 billion QoQ, totaling Ps.542.1 billion and representing 78% of the Bank’s total liabilities. Private sector deposits increased 1% or Ps.6.6 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.183 billion, 37.2% regulatory capital ratio – Basel III and 30.4% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 90% of its total deposits in 3Q21.

• In 3Q21, the Bank’s non-performing to total financing ratio was 1.67% and the coverage ratio reached 175.9%.

3Q21 Earnings Release Conference Call
IR Contacts in Buenos Aires:
Monday, November 29, 2021
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time			Jorge Scarinci
Chief Financial Officer
To participate, please dial:
Argentina Toll Free:			Nicolás A. Torres
(011) 3984 5677			Investor Relations
Participants Dial In (Toll Free):	Webcast Replay:	click here
+1 (844) 450 3847			Phone: (54 11) 5222 6682
Participants International Dial In:	Available from 11/29/2021 through 12/13/2021		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro			Visit our website at:
Webcast: click here			www.macro.com.ar/relaciones-inversores

2

3Q21 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

3

3Q21 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2020 have been restated in accordance with said Communication in order to make a comparison possible.

Results

Earnings per outstanding share were Ps.11.5 in 3Q21, 46% higher than in 2Q21 and slightly lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Net income -Parent Company- (M $)	7,370	4,349	2,651	5,046	7,355	46%	0%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	320	317	323	312	324	4%	1%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	11.52	6.81	4.15	7.90	11.50	46%	0%

EOP FX (Pesos per USD)	76.1750	84.1450	91.9850	95.7267	98.7350	3%	30%
Book value per avg. issued ADS (USD)	42.01	37.67	35.11	32.59	32.82	1%	-22%
Earnings per avg. outstanding ADS (USD)	1.51	0.81	0.45	0.82	1.16	41%	-23%

Banco Macro’s 3Q21 net income of Ps.7.4 billion was 46% or Ps.2.3 billion higher than the previous quarter and Ps.15 million lower YoY. This result represented an annualized ROAE and ROAA of 14.6% and 3.3% respectively. Total comprehensive income was Ps.7.4 billion, 40% or Ps.2.1 billion higher than in 2Q21 and 13% or Ps.1.1 billion lower than the same period of last year.

Net operating income (before G&A and personnel expenses) was Ps.43.2 billion in 3Q21, Ps.87 million higher compared to 2Q21. On a yearly basis Net operating income decreased 5% or Ps.2.3 billion due to lower net interest income and lower net fee income.

In 3Q21 Provision for loan losses totaled Ps.212 million, decreasing 9% or Ps.20 million compared with the previous quarter. It should be noted that in previous quarters of last year loan loss provisions were explained by additional provisions made by the Bank based on estimations of the macroeconomic impact of the current Covid-19 pandemic. On a yearly basis Provision for loan losses were 92% or Ps.2.5 billion lower.

Operating income (after G&A and personnel expenses) was Ps.20.5 billion in 3Q21, 4% or Ps.790 million lower than in 2Q21 and 8% or Ps.1.8 billion lower than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.3x assets to equity ratio.

4

3Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Net Interest Income	32,261	29,816	28,893	27,848	29,747	7%	-8%
Net fee income	8,037	7,752	7,188	7,392	7,825	6%	-3%
Net Interest Income + Net Fee Income	40,298	37,568	36,081	35,240	37,572	7%	-7%
Net Income from financial instruments at fair value through P&L	4,116	4,496	5,530	5,772	3,457	-40%	-16%
Income from assets at amortized cost	94	172	72	67	0	-100%	-100%
Differences in quoted prices of gold and foreign currency	1,841	1,742	1,474	699	592	-15%	-68%
Other operating income	1,801	1,906	1,999	1,540	1,764	15%	-2%
Provision for loan losses	2,668	2,957	3	232	212	-9%	-92%
Net Operating Income	45,482	42,927	45,153	43,086	43,173	0%	-5%
Employee benefits	9,452	9,390	8,800	9,174	9,024	-2%	-5%
Administrative expenses	5,184	5,337	4,140	4,247	4,493	6%	-13%
Depreciation and impairment of assets	1,548	1,524	1,561	1,568	1,657	6%	7%
Other operating expenses	6,994	6,832	7,706	6,850	7,542	10%	8%
Operating Income	22,304	19,844	22,946	21,247	20,457	-4%	-8%
Result from associates & joint ventures	23	-81	27	21	-1	-	-
Result from net monetary postion	-10,133	-14,570	-17,512	-14,816	-12,816	-13%	26%
Result before taxes from continuing operations	12,194	5,193	5,461	6,452	7,640	18%	-37%
Income tax	4,824	844	2,810	1,406	285	-80%	-94%
Net income from continuing operations	7,370	4,349	2,651	5,046	7,355	46%	0%
		-	-
Net Income of the period	7,370	4,349	2,651	5,046	7,355	46%	0%
Net income of the period attributable to parent company	7,370	4,349	2,651	5,046	7,355	46%	0%
Net income of the period attributable to minority interest	-	-	-	-	-	-	-
Other Comprehensive Income	1,164	-162	712	233	58	-75%	-95%
Foreign currency translation differences in financial statements conversion	79	-30	-117	-219	-184	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1,085	-132	829	452	242	-46%	-78%
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,534	4,187	3,363	5,279	7,413	40%	-13%
Total Comprehensive Income attributable to parent Company	8,534	4,187	3,363	5,279	7,413	40%	-13%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

The Bank’s 3Q21 net interest income totaled Ps.29.7 billion, 7% or Ps.1.9 billion higher than in 2Q21 and 8% or Ps.2.5 billion lower YoY as a result of different regulations adopted that set caps on lending rates and floors on deposit rates.

In 3Q21 interest income totaled Ps.49.9 billion, 3% or Ps.1.5 billion higher than in 2Q21 and 11% or Ps. 6.2 billion lower than in 3Q20.

Income from interest on loans and other financing totaled Ps.24.9 billion, 1% or Ps.347 million lower compared with the previous quarter, due to a 1% decrease in the average volume of loans and a 9 b.p decrease in the average lending rates. On a yearly basis Income from interest on loans decreased 8% or Ps.2.2 billion.

In 3Q21 income from government and private securities increased 5% or Ps.1.2 billion QoQ (due to higher income from Government securities partially offset by lower income from private securities) and decreased 12% or Ps.3 billion compared with the same period of last year. This result is explained 94% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 6% is explained by income from sovereign bonds in pesos at amortized cost.

5

3Q21 Earnings Release

In 3Q21 income from Repos totaled Ps.2.2 billion, 48% or Ps.706 million higher than the previous quarter and 32% or Ps.1 billion lower than a year ago.

In 3Q21 FX income totaled Ps.592 million, 15% or Ps.107 million lower than the previous quarter and 68% or Ps.1.2 billion lower than a year ago, due to a lower rate of depreciation of the Argentine peso.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)
(1)Differences in quoted prices of gold and foreign currency	1,840	699	592	-15%	-68%
Translation of FX assets and liabilities to Pesos	1,144	628	459	-27%	-60%
Income from foreign currency exchange	696	71	133	86%	-81%

(2)Net Income from financial assets and liabilities at fair value through P&L	2	0	0	-	-100%
Income from investment in derivative financing instruments	2	-	-	-	-100%

(1)+(2)Total Result from Differences in quoted prices of gold and foreign currency	1,842	699	592	-15%	-68%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Interest on Cash and due from Banks	44	3	3	3	3	0%	-93%
Interest from government securities	25,359	26,468	24,935	21,525	22,726	6%	-10%
Interest from private securities	402	221	125	71	44	-38%	-89%
Interest on loans and other financing
To the financial sector	300	241	204	145	139	-4%	-54%
To the public non financial sector	885	675	560	446	360	-19%	-59%
Interest on overdrafts	2,092	1,881	2,057	1,590	1,813	14%	-13%
Interest on documents	1,215	1,602	1,678	1,792	2,315	29%	91%
Interest on mortgages loans	2,366	3,136	3,703	3,711	2,999	-19%	27%
Interest on pledged loans	161	148	134	159	256	61%	59%
Interest on personal loans	10,911	10,899	11,211	10,816	10,611	-2%	-3%
Interest on credit cards loans	3,820	3,469	3,292	3,147	3,214	2%	-16%
Interest on financial leases	7	13	26	17	0	-100%	-100%
Interest on other loans	5,322	4,794	4,216	3,452	3,221	-7%	-39%
Interest on Repos
From the BCRA	3,194	3,392	2,519	1,468	2,186	49%	-32%
Other financial institutions	15	42	17	17	5	-71%	-67%
Total Interest income	56,093	56,984	54,680	48,359	49,892	3%	-11%

Income from Interest on loans	27,079	26,858	27,081	25,275	24,928	-1%	-8%

The Bank’s 3Q21 interest expense totaled Ps.20.1 billion, decreasing 2% or Ps.366 million compared to the previous quarter and 15% or Ps.3.7 billion lower compared to 3Q20.

In 3Q21, interest on deposits represented 95% of the Bank’s total interest expense, decreasing 1% or Ps.279 million QoQ, due to a 23 b.p. decrease in the average rate paid on deposits while the average volume of deposits from the private sector remained unchanged. On a yearly basis, interest on deposits decreased 14% or Ps.3.2 billion.

6

3Q21 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Deposits
Interest on checking accounts	645	1,670	881	86	98	14%	-85%
Interest on saving accounts	190	252	280	306	260	-15%	37%
Interest on time deposits	21,579	23,725	23,267	19,086	18,841	-1%	-13%
Interest on other financing from BCRA and financial inst.	27	49	52	47	22	-53%	-19%
Repos
Other financial institutions	3	119	66	73	74	1%	2367%
Interest on corporate bonds	530	508	427	145	110	-24%	-79%
Interest on subordinated bonds	842	832	806	763	733	-4%	-13%
Interest on other financial liabilities	16	13	8	5	7	40%	-56%
Total financial expense	23,832	27,168	25,787	20,511	20,145	-2%	-15%

Expenses from interest on deposits	22,414	25,647	24,428	19,478	19,199	-1%	-14%

In 3Q21, the Bank’s net interest margin (including FX) was 19.1%, higher than the 18.8% posted in 2Q21 and the 17.1% posted in 2Q20.

In 3Q21 Net Interest Margin (excluding FX) was 18.8%, higher than the 18.4% posted in 2Q21 and the 16.2% posted in 3Q20.

In 3Q21 Net Interest Margin (Pesos) was 20.8%, higher than the 20.7% posted in 2Q21 and the 18.6% posted in 3Q20; meanwhile Net Interest Margin (USD) was 3.9%, higher than the 3.4% posted in 2Q21 and the 1.8% registered in 3Q20.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	3Q20			4Q20			1Q21			2Q21			3Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans& Other Financing
Public Sector	7,662	11.9%	46.0%	5,654	1.7%	47.5%	4,510	-1.4%	50.4%	3,693	3.1%	48.4%	3,122	6.5%	45.7%
Financial Sector	2,938	7.7%	40.5%	2,564	-5.4%	37.2%	2,411	-12.0%	34.3%	1,767	-7.7%	32.9%	1,544	-0.8%	35.7%
Private Sector	307,415	0.9%	31.6%	306,677	-9.1%	31.8%	291,785	-11.8%	34.6%	266,466	-6.3%	34.9%	269,371	-2.2%	33.8%
Other debt securities
Central Bank Securities (Leliqs)	185,586	5.4%	37.5%	164,886	-5.5%	37.1%	165,392	-9.9%	37.5%	137,742	-4.5%	37.5%	129,042	0.5%	37.5%
Government& Private Securities	110,046	-0.6%	29.7%	137,328	-8.5%	32.7%	109,561	-10.8%	36.1%	100,322	-6.3%	34.8%	124,657	-2.4%	33.6%
Repos	66,679	-8.7%	19.1%	40,620	-7.9%	33.6%	28,422	-10.7%	36.2%	16,474	-5.4%	36.2%	23,930	-0.4%	36.3%
Total interest-earning assets	680,326	1.1%	31.9%	657,729	-7.9%	33.6%	602,081	-10.9%	35.9%	526,464	-5.7%	35.7%	551,666	-1.5%	34.8%

Fin. Assets through P&L and equity inv.	24,901	27.1%	65.8%	45,219	-3.8%	39.6%	52,283	-6.3%	42.9%	55,309	-1.4%	41.9%	36,419	0.6%	37.7%
Other Non interest-earning assets	81,573			78,884			71,798			62,629			65,762
Total Non interest-earning assets	106,474			124,103			124,081			117,938			102,181
Total Average Assets	786,800			781,832			726,162			644,402			653,847

Interest-bearing liabilities
Deposits
Public Sector	79,499	-4.3%	24.8%	76,726	-12.0%	27.6%	44,749	-14.9%	29.8%	27,075	-11.1%	28.0%	21,534	-6.3%	28.2%
Private Sector	341,897	-7.9%	20.2%	341,348	-14.8%	23.6%	337,790	-17.9%	25.3%	285,566	-13.4%	24.7%	292,183	-9.4%	24.0%
BCRA and other financial institutions	622	1.6%	32.6%	749	-7.3%	34.5%	817	-14.2%	30.8%	739	-10.2%	29.3%	380	-2.5%	33.4%
Corporate bonds	7,568	-2.0%	27.9%	6,879	-10.8%	29.4%	6,156	-16.0%	28.1%	3,029	-17.2%	19.2%	2,405	-13.7%	18.1%
Repos	75	-11.2%	15.9%	1,557	-10.1%	30.4%	863	-14.1%	31.0%	979	-9.7%	29.9%	1,187	-8.9%	24.7%
Total int.-bearing liabilities	429,661	-7.1%	21.2%	427,259	-14.2%	24.5%	390,375	-17.5%	25.9%	317,388	-13.2%	24.9%	317,689	-9.2%	24.2%

Total non int.-bearing liabilities	226,621			228,577			205,849			200,655			202,748

Total Average Liabilities	656,282			655,836			596,224			518,043			520,437

Assets Performance		54,582			55,515			53,231			46,866			48,357
Liabilities Performance		22,859			26,282			24,941			19,725			19,397
Net Interest Income		31,723			29,233			28,290			27,141			28,960
Total interest-earning assets		680,326			657,729			602,081			526,464			551,666
Net Interest Margin (NIM)		18.6%			17.7%			19.1%			20.7%			20.8%

7

3Q21 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	3Q20			4Q20			1Q21			2Q21			3Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	68,002	1.7%	0.3%	69,555	-2.4%	0.0%	71,364	-9.7%	0.0%	53,346	-19.2%	0.0%	50,406	-17.8%	0.0%
Loans & Other Financing
Financial Sector	85	6.2%	4.7%	36	8.5%	11.1%	28	0.0%	0.0%	8	0.0%	0.0%	0	0.0%	0.0%
Private Sector	37,931	16.8%	15.2%	33,171	14.8%	17.6%	29,301	8.1%	19.7%	25,949	-0.8%	22.7%	20,812	5.7%	28.6%
Other debt securities
Government & Private Securities	6,988	2.5%	1.1%	8,170	0.0%	0.0%	6,860	-8.5%	1.3%	4,001	-17.5%	2.1%	7,847	-16.4%	1.7%
Total interest-earning assets	113,006	6.8%	5.3%	110,932	2.8%	5.3%	107,553	-4.7%	5.5%	83,304	-13.4%	7.2%	79,065	-11.5%	7.7%

Non interest-earning assets	141,847			128,863			135,826			135,996			140,922
Total Average Assets	254,853			239,795			243,379			219,300			219,987

Interest-bearing liabilities
Deposits
Public Sector	1,184	2.1%	0.7%	1,126	-2.0%	0.4%	1,763	-9.5%	0.2%	2,753	-19.1%	0.1%	2,675	-17.7%	0.1%
Private Sector	76,763	2.1%	0.7%	65,248	-2.1%	0.3%	68,385	-9.5%	0.2%	63,944	-19.0%	0.2%	61,754	-17.7%	0.1%
BCRA and other financial institutions	779	6.6%	5.1%	772	2.1%	4.6%	467	-5.8%	4.3%	647	-17.7%	1.9%	505	-15.3%	3.1%
Subordinated bonds	46,975	8.6%	7.1%	46,368	4.6%	7.1%	45,956	-3.3%	7.1%	43,358	-13.4%	7.1%	41,232	-12.0%	7.1%
Total int.-bearing liabilities	125,701	4.6%	3.1%	113,514	0.7%	3.1%	116,571	-7.0%	3.0%	110,702	-16.8%	2.9%	106,166	-15.5%	2.8%

Total non int.-bearing liabilities	59,790			55,666			56,181			38,588			47,228

Total Average liabilities	185,491			169,180			172,752			149,290			153,394

Assets Performance		1,511			1,469			1,449			1,493			1,535
Liabilities Performance		991			898			853			791			755
Net Interest Income		520			571			596			702			780
Total interest-earning assets		113,006			110,932			107,553			83,304			79,065
Net Interest Margin (NIM)		1.8%			2.0%			2.2%			3.4%			3.9%

In 3Q21 Banco Macro’s net fee income totaled Ps.7.8 billion, 6% or Ps.433 million higher than in 2Q21 and 3% or Ps.212 million lower than the same period of last year.

In the quarter, fee income totaled Ps.8.7 billion, 7% or Ps.534 million higher than in 2Q21.Credit card fees, corporate services fees and fees charged on deposits accounts stand out with an 11%, 15% and 4% increase respectively. On a yearly basis, fee income decreased 1% or Ps.82 million.

In the quarter, total fee expense increased 14% or Ps.101 million. On a yearly basis, fee expenses increased 18% or Ps.130 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Fees charged on deposit accounts	3,389	3,032	2,976	3,259	3,381	4%	0%
Credit card fees	1,755	1,814	1,461	1,380	1,537	11%	-12%
Corporate services fees	841	845	837	860	991	15%	18%
ATM transactions fees	781	773	794	732	799	9%	2%
Insurance fees	549	561	523	512	501	-2%	-9%
Debit card fees	532	566	518	515	555	8%	4%
Financial agent fees (Provinces)	425	462	427	477	476	0%	12%
Credit related fees	199	187	179	208	183	-12%	-8%
Mutual funds & securities fees	229	203	156	142	195	37%	-15%
AFIP & Collection services	31	30	32	35	38	9%	23%
ANSES fees	18	15	12	13	11	-15%	-39%
Total fee income	8,749	8,488	7,915	8,133	8,667	7%	-1%

Total fee expense	712	736	727	741	842	14%	18%

Net fee income	8,037	7,752	7,188	7,392	7,825	6%	-3%

In 3Q21 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.3.5 billion gain, 40% or Ps.2.3 billion lower than the previous quarter. This decrease is mostly related to lower income from Government and private securities (50% or Ps.2.6 billion lower than in the previous quarter).

On a yearly basis Net income from financial assets and liabilities at fair value through profit or loss decreased 16% or Ps.659 million.

8

3Q21 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Profit or loss from government securities	3,951	4,242	4,901	5,289	2,666	-50%	-33%
Profit or loss from private securities	417	185	197	484	487	1%	17%
Profit or loss from investment in derivative financing instruments	2	8	0	0	0	0%	-100%
Profit or loss from other financial assets	-5	0	-15	-3	11	-	-
Profit or loss from investment in equity instruments	-163	-60	483	-21	-50	-	-
Profit or loss from the sale of financial assets at fair value	-86	121	-36	29	414	1328%	-
Income from financial assets at fair value through profit or loss	4,116	4,496	5,530	5,778	3,528	4%	55%

Profit or loss from derivative financing instruments	0	0	0	-6	-71	-	-
Income from financial liabilities at fair value through profit or loss	0	0	0	-6	-71	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4,116	4,496	5,530	5,772	3,457	-40%	-16%

In the quarter Other Operating Income totaled Ps.1.8 billion, 15% or Ps.224 million lower than in 2Q21. On a yearly basis Other Operating Income decreased 2% or Ps.37 million.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Credit and debit cards	43	55	63	72	88	22%	105%
Lease of safe deposit boxes	296	269	250	268	274	2%	-7%
Other service related fees	664	468	509	545	774	42%	17%
Other adjustments and interest from other receivables	286	315	327	453	277	-39%	-3%
Initial recognition of loans	-18	-11	4	-4	0	-	-
Sale of property, plant and equipment	8	2	2	0	0	-	-
Others	522	808	844	206	351	70%	-33%
Other Operating Income	1,801	1,906	1,999	1,540	1,764	15%	-2%

In 3Q21 Banco Macro’s administrative expenses plus employee benefits totaled Ps.13.5 billion, 1% or Ps.96 million higher than the previous quarter, due to higher administrative expenses (+6%) which were offset by lower personnel expenses(-2%). On a yearly basis administrative expenses plus employee benefits decreased 8% or Ps.1.1 billion.

Employee benefits decreased 2% or Ps.150 million QoQ. On a yearly basis Employee benefits decreased 5% or Ps.428 million.

In 3Q21 administrative expenses increased 6% or Ps.246 million, due to higher maintenance and conservation fees and higher Other administrative expenses, with a 7% and 16% increase respectively.

As of 3Q21, the accumulated efficiency ratio reached 37.6%, deteriorating from the 37 % posted in 2Q21 and the 34.7% posted a year ago. As of 3Q21 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 6% or Ps.1 billion, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 11% or Ps. 5 billion compared to 3Q20.

9

3Q21 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Employee benefits	9,452	9,390	8,800	9,174	9,024	-2%	-5%
Remunerations	7,038	6,772	6,344	6,644	6,320	-5%	-10%
Social Security Contributions	1,562	1,559	1,428	1,523	1,459	-4%	-7%
Compensation and bonuses	628	847	838	806	992	23%	58%
Employee services	224	212	190	201	253	26%	13%
Administrative Expenses	5,184	5,337	4,140	4,247	4,493	6%	-13%
Taxes	617	660	656	654	674	3%	9%
Maintenance, conservation fees	774	881	706	723	774	7%	0%
Directors & statutory auditors fees	402	827	127	111	121	9%	-70%
Security services	472	465	457	455	469	3%	-1%
Electricity & Communications	520	499	483	472	452	-4%	-13%
Other professional fees	313	291	308	422	366	-13%	17%
Rental agreements	15	25	38	21	21	0%	40%
Advertising & publicity	114	242	70	186	220	18%	93%
Personnel allowances	37	45	35	45	49	9%	32%
Stationary & Office Supplies	32	29	24	28	30	7%	-6%
Insurance	65	62	55	60	74	23%	14%
Hired administrative services	3	0	3	2	2	-	-33%
Other	1,820	1,311	1,178	1,068	1,241	16%	-32%
Total Administrative Expenses	14,636	14,727	12,940	13,421	13,517	1%	-8%

Total Employees	8,651	8,561	8,459	8,318	8,167
Branches	463	463	463	464	464
Efficiency ratio	36.8%	38.8%	35.7%	38.4%	38.8%

Accumulated efficiency ratio	34.7%	35.7%	35.7%	37.0%	37.6%

In 3Q21, Other Operating Expenses totaled Ps.7.5 billion, increasing 10% or Ps.692 million QoQ, due to higher provision charges (70% or Ps.137 million) and higher other operating expenses (18% or Ps.431 million). On a yearly basis Other Operating Expenses increased 8% or Ps.548 million.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Turnover Tax	3,801	3,565	4,239	3,950	4,014	2%	6%
Other provision charges	399	296	483	197	334	70%	-16%
Deposit Guarantee Fund Contributions	281	288	273	227	225	-1%	-20%
Donations	1	6	1	1	7	600%	600%
Insurance claims	19	15	13	15	19	27%	0%
Initial loan recognition	0	66	0	65	117	100%	-
Others	2,493	2,596	2,697	2,395	2,826	18%	13%
Other Operating Expenses	6,994	6,832	7,706	6,850	7,542	10%	8%

In 3Q21 the result from the net monetary position totaled a Ps.12.8 billion loss, 13% or Ps.2 billion lower than the loss posted in 2Q21. On a yearly basis the loss related to the net monetary position increased 26% or Ps.2.7 billion. This is the third quarter in which the result from net monetary position is shown pursuant to Communication “A” 7211 of the Central Bank of Argentina in which the inflation adjustment on our Leliqs and other government securities holdings is included (previously shown in Net Income from financial instruments at fair value through P&L). Previous quarters of 2020 have been restated in accordance with Communication “A” 7211 in order to make a comparison possible. Also lower inflation was observed during the quarter (167 b.p. below 2Q21 level, down from 10.95% to 9.28%).

10

3Q21 Earnings Release

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	22,304	19,844	22,946	21,247	20,457	-4%	-8%
Result from net monetary position (i.e. inflation adjustment)	-10,133	-14,570	-17,512	-14,816	-12,816	-13%	26%
Operating Result (Inc. Loss from net monetary position)	12,171	5,274	5,434	6,431	7,641	19%	-37%

In 3Q21 Banco Macro's effective income tax rate was 3.7%, lower than the 21.8% effective tax rate of 2Q21 and the 39.6% registered one year ago. For more information please see note 19 to our Financial Statements.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.305.9 billion, increasing 5% or Ps.13.3 billion QoQ and decreasing 14% or Ps.48.2 billion YoY as a consequence of the economic recession that affected Argentina during 2020 and the effects of the ongoing Covid-19 pandemic.

Commercial loans increased 10% or Ps.8.4 billion, among which Overdrafts and Documents stand out with a 14% and 26% increase respectively.

Consumer lending increased 3% or Ps.5 billion. Credit card loans increased 3% while pledged loans increased 46%.

Within private sector financing, peso financing increased 5% or Ps.14.6 billion, while US dollar financing decreased 9% or USD 20 million.

As of 3Q21, Banco Macro´s market share over private sector loans was 7.3%.

11

3Q21 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Overdrafts	26,208	23,386	17,598	17,052	19,501	14%	-26%
Discounted documents	32,569	35,845	32,506	29,722	37,344	26%	15%
Mortgage loans	20,815	18,466	17,109	16,004	17,657	10%	-15%
Pledged loans	5,516	4,463	4,024	4,159	6,063	46%	10%
Personal loans	92,413	91,892	90,730	85,632	84,725	-1%	-8%
Credit Card loans	80,227	87,484	79,406	76,576	78,900	3%	-2%
Others	67,239	53,977	43,685	33,366	31,713	-5%	-53%
Interest	26,469	27,064	26,586	27,400	27,278	0%	3%
Total loan portfolio	351,456	342,577	311,644	289,911	303,181	5%	-14%
Total loans in Pesos	317,288	312,085	283,302	269,745	284,180	5%	-10%
Total loans in USD	34,168	30,492	28,342	20,166	19,001	-6%	-44%
Financial trusts	555	779	356	459	348	-24%	-37%
Leasing	204	162	151	175	183	5%	-10%
Others	1,895	2,243	2,344	2,075	2,177	5%	15%
Total other financing	2,654	3,184	2,851	2,709	2,708	0%	2%
Total other financing in Pesos	1,218	1,771	1,536	1,476	1,591	8%	31%
Total other financing in USD	1,436	1,413	1,315	1,233	1,117	-9%	-22%
Total financing to the private sector	354,110	345,761	314,495	292,620	305,889	5%	-14%
EOP FX (Pesos per USD)	76.1750	84.1450	91.9850	95.7267	98.7350	3%	30%
USD financing / Financing to the private sector	10%	9%	9%	7%	7%

Public Sector Assets

In 3Q21, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 17.6%, lower than the 21% registered in the previous quarter, and the 17.7% posted in 3Q20.

In 3Q21, a 15% or Ps.27 billion decrease in Other Government securities and a 3% or Ps.3.5 billion decrease in Leliqs stand out. Since 2Q20 the Bank decided to invest in CER adjustable and Badlar bonds.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Leliqs	192,776	176,232	147,760	133,872	130,383	-3%	-32%
Other	191,261	179,389	153,112	182,428	155,478	-15%	-19%
Government securities	384,037	355,621	300,872	316,300	285,861	-10%	-26%
Provincial loans	5,930	4,716	3,805	3,782	2,477	-35%	-58%
Loans	5,930	4,716	3,805	3,782	2,477	-35%	-58%
Purchase of government bonds	212	210	201	188	175	-7%	-17%
Other receivables	212	210	201	188	175	-7%	-17%
TOTAL PUBLIC SECTOR ASSETS	390,179	360,547	304,878	320,270	288,513	-10%	-26%
TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	87,772	180,635	168,658	143,771	170,565	19%	94%
TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	17.7%	17.5%	16.9%	21.0%	17.6%

12

3Q21 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.542.2 billion in 3Q21, increasing 1% or Ps.4.1 billion QoQ and a 28% or Ps.209.1 billion decrease YoY and representing 78% of the Bank’s total liabilities.

On a quarterly basis, public sector deposits decreased 4% or Ps.2.5 billion while private sector deposits increased 1% or Ps.6.6 billion.

The increase in private sector deposits was led by time deposits, which decreased 1% or Ps.2.4 billion, while time deposits increased 2% or Ps.5 billion QoQ.

Within private sector deposits, peso deposits decreased Ps.238 million, while US dollar deposits increased 1% or USD 14 million.

As of 3Q21, Banco Macro´s market share over private sector deposits was 5.7%.

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Public sector	161,064	100,754	67,127	56,395	53,930	-4%	-67%
Financial sector	672	954	841	786	830	6%	24%
Private sector	589,504	567,662	486,503	480,828	487,394	1%	-17%
Checking accounts	109,332	89,572	84,312	85,198	98,494	16%	-10%
Savings accounts	164,290	189,760	149,054	157,554	146,693	-7%	-11%
Time deposits	303,688	277,980	241,951	224,780	229,792	2%	-24%
Other	12,194	10,350	11,186	13,296	12,415	-7%	2%
Total	751,240	669,370	554,471	538,009	542,154	1%	-28%
Pesos	631,157	563,775	453,977	441,875	441,592	0%	-30%
Foreign Currency (Pesos)	120,083	105,595	100,494	96,134	100,562	5%	-16%
EOP FX (Pesos per USD)	76.1750	84.1450	91.9850	95.7267	98.7350	3%	30%
Foreign Currency (USD)	1,576	1,255	1,093	1,004	1,019	1%	-35%
USD Deposits / Total Deposits	16%	16%	18%	18%	19%

Banco Macro’s transactional deposits represent approximately 51% of its total deposit base as of 3Q21. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 3Q21, the total amount of other sources of funds increased 2% or Ps.5.4 billion compared to 2Q21. On a yearly basis other sources of funds decreased 4% or Ps.10 billion. In 3Q21 Shareholder’s Equity increased 4% or Ps.7.4 billion as a consequence of the Ps.7.4 billion total comprehensive income of the quarter; also in the quarter subordinated corporate bonds decreased 4% or Ps.1.7 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Central Bank of Argentina	30	27	24	26	22	-15%	-27%
Banks and international institutions	613	486	631	619	510	-18%	-17%
Financing received from Argentine financial institutions	406	744	738	129	63	-51%	-84%
Subordinated corporate bonds	48,074	46,977	46,257	42,722	41,040	-4%	-15%
Corporate bonds	7,652	6,748	6,128	2,657	2,538	-4%	-67%
Shareholders' equity	204,193	202,806	206,171	199,435	206,847	4%	1%
Total other source of funds	260,968	257,788	259,949	245,588	251,020	2%	-4%

13

3Q21 Earnings Release

Liquid Assets

In 3Q21, the Bank’s liquid assets amounted to Ps.487.1 billion, showing a 3% or Ps.13.2 billion decrease QoQ, and a 26% or Ps.168.3 billion decrease on a yearly basis.

In 3Q21, Other government securities decreased 15% or Ps.27 billion, which was partially offset by a 6% increase in Cash.

In 3Q21 Banco Macro’s liquid assets to total deposits ratio reached 90%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Cash	172,191	178,001	186,140	156,782	166,008	6%	-4%
Guarantees for compensating chambers	16,664	16,491	14,493	13,298	14,640	10%	-12%
Call	229	68	1,334	0	0	-	-100%
Leliq own portfolio	192,776	176,232	147,760	133,872	130,383	-3%	-32%
Net Repos	82,290	53,144	15,629	13,962	20,621	48%	-75%
Other government & private securities	191,261	179,389	153,112	182,428	155,478	-15%	-19%
Total	655,411	603,325	518,468	500,342	487,130	-3%	-26%

Liquid assets to total deposits	87%	90%	94%	93%	90%

Solvency

Banco Macro continued showing high solvency levels in 3Q21 with an integrated capital (RPC) of Ps.234 billion over a total capital requirement of Ps.51.4 billion. Banco Macro’s excess capital in 3Q21 was 356% or Ps.182.7 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 37.2% in 3Q21; TIER1 Ratio stood at 30.4%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Credit risk requirement	23,972	28,025	29,047	29,413	34,030	16%	42%
Market risk requirement	1,172	1,556	1,538	1,559	1,631	5%	39%
Operational risk requirement	10,604	11,777	12,934	14,252	15,691	10%	48%
Total capital requirements	35,749	41,358	43,519	45,224	51,352	14%	44%

Ordinary Capital Level 1 (COn1)	131,531	146,350	171,410	182,409	203,858	12%	55%
Deductible concepts Level 1 (COn1)	-11,768	-9,150	-9,889	-11,194	-12,411	11%	5%
Capital Level 2 (COn2)	32,854	36,248	39,442	40,987	42,565	4%	30%
Integrated capital - RPC (i)	152,618	173,449	200,964	212,202	234,012	10%	53%

Excess capital	116,869	132,091	157,445	166,978	182,660	9%	56%

Risk-weighted assets - RWA (ii)	438,129	506,766	533,407	554,596	629,505	14%	44%

Regulatory Capital ratio [(i)/(ii)]	34.8%	34.2%	37.7%	38.3%	37.2%

Ratio TIER 1 [Capital Level 1/RWA]	27.3%	27.1%	30.3%	30.9%	30.4%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

(²) Figures are inflaiton adjusted. Expressed in Pesos current at EOP

14

3Q21 Earnings Release

Asset Quality

In 3Q21, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.67%, down from 1.68% in 2Q21, and above the 1.14% posted in 3Q20.

Consumer portfolio non-performing loans increased 17b.p. (up to 2.05% from 1.88%) while Commercial portfolio non-performing loans decreased 55b.p. in 3Q21 (down to 0.57% from 1.11%) mainly due to the write off of three commercial loans.

During 2020 Consumer portfolio non-performing loans ratio were positively impacted by measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan was considered as non performing and the possibility to refinance outstanding credit card balances. These measures were in place until March 31st, 2021.

In March 2021 through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments. Financial entities must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached to 179.9% in 2Q21. Write-offs over total loans totaled 0.35%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Commercial portfolio	115,931	104,709	92,045	79,920	82,667	3%	-29%
Non-performing	1,800	944	918	890	469	-47%	-74%
Consumer portfolio	264,844	265,632	244,566	232,163	239,532	3%	-10%
Non-performing	2,541	1,929	2,176	4,359	4,904	12%	93%
Total portfolio	380,775	370,340	336,610	312,083	322,199	3%	-15%
Non-performing	4,341	2,874	3,094	5,249	5,372	2%	24%
Commercial non-perfoming ratio	1.55%	0.90%	1.00%	1.11%	0.57%
Consumer non-perfoming ratio	0.96%	0.73%	0.89%	1.88%	2.05%

Total non-performing/ Total portfolio	1.14%	0.78%	0.92%	1.68%	1.67%

Total allowances	13,151	13,772	12,002	11,173	9,450	-15%	-28%
Coverage ratio w/allowances	302.94%	479.18%	387.91%	212.87%	175.90%
Write Offs	962	1,360	155	120	1,121	835%	17%
Write Offs/ Total portfolio	0.25%	0.37%	0.05%	0.04%	0.35%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2020 20-F)

15

3Q21 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
CER adjustable ASSETS

Government Securities	67,406	70,117	86,438	108,099	74,890	-31%	11%

Loans (*)	26,312	25,535	25,057	24,923	24,319	-2%	-8%
Private sector loans	10,588	9,605	8,731	7,809	7,007	-10%	-34%
Mortgage loans (UVA adjusted)	15,718	15,920	16,316	17,105	17,299	1%	10%
Other loans	6	10	10	9	13	44%	117%
Total CER adjustable assets	93,718	95,652	111,495	133,022	99,209	-25%	6%

CER adjustable LIABILITIES
Deposits (*)	1,456	1,889	4,387	8,825	8,451	-4%	480%
UVA Unemployment fund	1,058	1,061	1,110	1,287	1,416	10%	34%
Total CER adjustable liabilities	2,514	2,950	5,497	10,112	9,867	-2%	292%

NET CER EXPOSURE	91,204	92,702	105,998	122,910	89,342	-27%	-2%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Cash and deposits in Banks	140,808	144,793	142,156	122,976	122,313	-1%	-13%
Cash	11,768	13,429	9,604	9,049	11,656	29%	-1%
Central Bank of Argentina	88,771	56,664	67,054	65,102	63,249	-3%	-29%
Other financial institutions local and abroad	40,263	74,693	65,491	48,818	47,401	-3%	18%
Others	7	7	7	7	7	0%	0%
Net Income from financial instruments at fair value through P&L	6	8	46	840	926	10%	15333%
Other financial assets	6,966	6,817	6,852	5,969	5,750	-4%	-17%
Loans and other financing	35,626	31,899	29,650	21,365	20,085	-6%	-44%
Other financial institutions	60	29	29	0	0	0%	-100%
Non financial private sector & foreign residents	35,566	31,870	29,621	21,365	20,085	-6%	-44%
Other debt securities	6,905	8,067	4,773	6,128	11,734	91%	70%
Guarantees received	2,404	2,496	2,190	2,113	2,085	-1%	-13%
Investment in equity instruments	13	16	15	15	16	7%	23%
Total Assets	192,728	194,095	185,682	159,406	162,909	2%	-15%
Deposits	120,083	105,595	100,494	96,134	100,562	5%	-16%
Non financial public sector	3,867	5,750	4,958	5,838	5,704	-2%	48%
Financial sector	600	786	768	721	731	1%	22%
Non financial private sector & foreign residents	115,616	99,059	94,767	89,576	94,127	5%	-19%
Other liabilities from financial intermediation	8,673	25,267	22,378	7,691	8,470	10%	-2%
Financing from the Central Bank and other fin. Inst	823	643	732	667	513	-23%	-38%
Subordinated corporate bonds	48,074	46,977	46,257	42,722	41,040	-4%	-15%
Other non financial liabilities	85	28	31	24	23	-4%	-73%
Total Liabilities	177,739	178,511	169,892	147,238	150,608	2%	-15%

NET FX POSITION (Pesos)	14,989	15,584	15,790	12,168	12,301	1%	-18%
EOP FX (Pesos per USD)	76.1750	84.1450	91.9850	95.7267	98.7350	3%	30%
NET FX POSITION (USD)	197	185	172	127	125	-2%	-37%

16

3Q21 Earnings Release

Relevant and Recent Events

•	Prisma Medios de Pago S.A. On October 1st 2021, within the scope of the Disvestment Plan undertaken by Prisma Medios de Pago S.A. (“Prisma”) and its class B shareholders with the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC), Prisma and its other class B shareholders, have sent the relevant exercise notice for their option to sell and therefore started the process to sell the remaining 49% of the capital stock and votes of Prisma represented by 97,157,290 common book-entry class B shares of par value $1 each and entitled to one vote per share in favor of AI ZENITH (Netherlands) B.V. (a company related to Advent International Global Private Equity).

The price of such shares shall be determined in the coming weeks pursuant to the calculation proceeding the parties shall agree upon. The shares owned by the Bank represent 4.4991% of Prisma’s capital stock.

•	FINTECH-FINOVA. In October 2021, the Bank acquired 49.9939% of the Class B shares held by the protector partners of “Fintech SGR” and therefore currently holds 24.99% of the capital stock and votes of such company.

In addition, the Bank has decided to purchase shares representing 50% of the capital stock and votes of “Finova S.A.”. The main purpose of Finova S.A. is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of SMEs (small and medium-sized companies).

•	Interest Payment Class A Subordinated Notes. In November 2021, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,500,000. On the reset date (November 4th, 2021) the Bank decided not to exercise the call option that it had, therefore the reset rate was set at 6.643% as a consequence of the benchmark rate plus 546.3 basis points as established in the pricing supplement.

•	Interest Payment Class B Peso denominated Notes. In November 2021, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.252,804,212.

•	Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until December 31, 2021. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately; depend on the extent an duration of the health emergency and the success of the measures taken.

17

3Q21 Earnings Release

Regulatory Changes

•	Inflation Adjustment (Other Comprehensive Income) In January 2021 through Communication “A” 7221 with starting in fiscal year 2021, the monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI), must be recorded in results for the period/fiscal year. Consequently, the unallocated results must be adjusted and recorded in the account "Adjustments to results from previous years" at the beginning of fiscal year 2021, in order to incorporate the accumulated monetary results of the aforementioned items as of that date that will be recorded in OCI. All the comparative information for the next periods/fiscal years must consider this change in the exposure criteria.

•	Net Global position in Foreign Currency. On November 4, 2021, the Central Bank of Argentina, through Communication “A” 7395, established that financial entities must not increase their spot net global position in foreign currency. This position cannot exceed the spot position as of November 4, 2021, or the monthly average of diary balances of October 2021, whichever is lower.

18

3Q21 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
ASSETS
Cash and deposits in Banks	172,191	178,001	186,140	156,782	166,008	6%	-4%
Cash	30,725	34,818	28,677	23,356	24,958	7%	-19%
Central Bank of Argentina	101,190	68,472	91,953	84,597	93,619	11%	-7%
Other local & foreign entities	40,269	74,703	65,504	48,823	47,425	-3%	18%
Other	7	8	6	6	6	0%	-14%
Debt securities at fair value through profit & loss	25,229	75,303	46,538	67,692	21,242	-69%	-16%
Derivatives	21	10	-	4	1	-75%	-95%
Repo Transactions	82,290	53,991	15,629	14,263	22,431	57%	-73%
Other financial assets	23,737	25,866	21,179	16,830	21,429	27%	-10%
Loans & other receivables	362,391	352,429	321,356	297,846	309,922	4%	-14%
Non Financial Public Sector	6,113	4,951	3,989	3,993	2,678	-33%	-56%
Financial Sector	2,723	2,496	3,228	1,692	1,703	1%	-37%
Non Financial private sector and foreign	353,555	344,982	314,139	292,161	305,541	5%	-14%
Other debt securities	366,309	286,411	257,793	253,675	275,831	9%	-25%
Financial assets in guarantee	18,645	19,575	16,662	15,783	18,852	19%	1%
Investments in equity instruments	2,480	2,278	2,494	2,281	2,085	-9%	-16%
Investments in other companies (subsidiaries and joint ventures)	277	279	299	420	393	-6%	42%
Property, plant and equipment	47,113	47,072	47,126	47,398	48,152	2%	2%
Intangible assets	6,757	6,990	7,054	7,264	7,543	4%	12%
Deferred income tax assets	108	87	68	77	34	-56%	-69%
Other non financial assets	3,168	3,056	3,114	2,765	2,206	-20%	-30%
Non-current assets held for sale	3,426	3,093	3,091	3,086	2,992	-3%	-13%
TOTAL ASSETS	939,290	1,019,504	964,874	849,668	810,893	-5%	-14%

LIABILITIES
Deposits	751,240	669,370	554,471	538,009	542,154	1%	-28%
Non Financial Public Sector	161,064	100,754	67,127	56,395	53,930	-4%	-67%
Financial Sector	672	954	841	786	830	6%	24%
Non Financial private sector and foreign	589,504	567,662	486,503	480,828	487,394	1%	-17%
Liabilities at fair value through profit & loss	-	-	-	13.00	2,220	-	-
Derivatives	1	-	-	2	2	-	0%
Repo Transactions	-	847	-	301	1,810	-	-86%
Other financial liabilities	43,661	67,405	60,475	44,112	46,609	6%	7%
Financing received from Central Bank and Other Financial Institutions	1,049	1,259	1,393	775	595	-23%	-43%
Issued Corporate Bonds	7,652	6,748	6,128	2,657	2,538	-4%	-67%
Current income tax liabilities	15,188	7,047	5,735	1,732	2,433	40%	-84%
Subordinated corporate bonds	48,074	46,977	46,257	42,722	41,040	-4%	-15%
Provisions	2,478	1,787	1,687	1,053	1,370	30%	-45%
Deferred income tax liabilities	3,864	8,616	9,816	9,898	7,812	-21%	102%
Other non financial liabilities	36,740	41,576	36,406	45,454	43,689	-4%	19%
TOTAL LIABILITIES	909,947	851,632	722,368	686,728	692,272	1%	-24%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	73,738	73,738	73,738	73,738	73,738	0%	0%
Reserves	155,974	150,402	150,402	110,540	110,540	0%	-29%
Retained earnings	-69,317	-69,317	-35,943	-8,094	-8,094	-	-
Other accumulated comprehensive income	1,702	1,540	2,253	2,484	2,542	2%	49%
Net income for the period / fiscal year	29,027	33,374	2,652	7,698	15,052	96%	-48%
Shareholders' Equity attributable to parent company	204,193	202,806	206,171	199,435	206,847	4%	1%

Shareholders' Equity attributable to non controlling interest	2	3	4	3	2	-33%	0%
TOTAL SHAREHOLDERS' EQUITY	204,195	202,809	206,175	199,438	206,849	4%	1%

19

3Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q20	4Q20	1Q21	2Q21	3Q21	QoQ	YoY
Interest Income	56,093	56,984	54,680	48,359	49,892	3%	-11%
Interest Expense	23,832	27,168	25,787	20,511	20,145	-2%	-15%
Net Interest Income	40,298	37,568	36,081	35,240	37,572	7%	-7%
Fee income	8,749	8,488	7,915	8,133	8,667	7%	-1%
Fee expense	712	736	727	741	842	14%	18%
Net Fee Income	8,037	7,752	7,188	7,392	7,825	6%	-3%
Subtotal (Net Interest Income + Net Fee Income)	40,298	37,568	36,081	35,240	37,572	7%	-7%
Net Income from financial instruments at Fair Value Through Profit& Loss	4,116	4,496	5,530	5,772	3,457	-40%	-16%
Result from assets at amortised cost	94	172	72	67	-	-100%	-100%
Difference in quoted prices of gold and foreign currency	1,841	1,742	1,474	699	592	-15%	-68%
Other operating income	1,801	1,906	1,999	1,540	1,764	15%	-2%
Provision for loan losses	2,668	2,957	3	232	212	-9%	-92%
Net Operating Income	45,482	42,927	45,153	43,086	43,173	0%	-5%
Personnel expenses	9,452	9,390	8,800	9,174	9,024	-2%	-5%
Administrative expenses	5,184	5,337	4,140	4,247	4,493	6%	-13%
Depreciation and impairment of assets	1,548	1,524	1,561	1,568	1,657	6%	7%
Other operating expenses	6,994	6,832	7,706	6,850	7,542	10%	8%
Operating Income	22,304	19,844	22,946	21,247	20,457	-4%	-8%
Income from associates and joint ventures	23	-81	27	21	-1	-	-
Result from net monetary position	-10,133	-14,570	-17,512	-14,816	-12,816	-	-
Net Income before income tax on cont. operations	12,194	5,193	5,461	6,452	7,640	18%	-37%
Income tax on continuing operations	4,824	844	2,810	1,406	285	-80%	-94%
Net Income from continuing operations	7,370	4,349	2,651	5,046	7,355	46%	0%

Net Income for the period	7,370	4,349	2,651	5,046	7,355	46%	0%
Net Income of the period attributable to parent company	7,370	4,349	2,651	5,046	7,355	46%	0%
Net income of the period attributable to non-controlling interests	-	-	-	-	-	-	-

Other Comprehensive Income	1,164	-162	712	233	58	-75%	-95%
Foreign currency translation differences in financial statements conversion	79	-30	-117	-219	-184	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI)(IFRS 9(4.1.2)(a)	1,085	-132	829	452	242	-46%	-78%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,534	4,187	3,363	5,279	7,413	40%	-13%
Total Comprehensive Income attributable to parent Company	8,534	4,187	3,363	5,279	7,413	40%	-13%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

20

3Q21 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q20	4Q20	1Q21	2Q21	3Q21
Profitability & performance
Net interest margin	17.1%	16.3%	17.4%	18.8%	19.1%
Net interest margin adjusted (exc. FX)	16.2%	15.4%	16.6%	18.4%	18.8%
Net fee income ratio	13.1%	13.9%	11.5%	12.2%	13.7%
Efficiency ratio	36.8%	38.8%	35.7%	38.4%	38.8%
Net fee income as % of A&G Expenses	35.6%	35.7%	32.2%	31.7%	35.3%
Return on average assets	2.8%	1.7%	1.1%	2.3%	3.3%
Return on average equity	14.7%	8.8%	5.4%	10.3%	14.6%
Liquidity
Loans as a percentage of total deposits	48.2%	52.7%	58.0%	55.4%	57.2%
Liquid assets as a percentage of total deposits	87.0%	90.0%	94.0%	93.0%	90.0%
Capital
Total equity as a percentage of total assets	18.3%	19.2%	22.2%	22.5%	23.0%
Regulatory capital as % of APR	34.8%	34.2%	37.7%	38.3%	37.2%
Asset Quality
Allowances over total loans	2.9%	3.5%	3.7%	3.8%	2.9%
Non-performing financing as a percentage of total financing	1.1%	0.8%	0.9%	1.7%	1.7%
Coverage ratio w/allowances	303.0%	479.3%	387.8%	212.9%	175.9%
Cost of Risk	3.0%	3.4%	0.0%	0.3%	0.3%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q20	4Q20	1Q21	2Q21	3Q21
Profitability & performance
Net interest margin	20.3%	19.2%	17.4%	18.1%	18.4%
Net interest margin adjusted (exc. FX)	19.5%	18.4%	16.6%	17.4%	17.8%
Net fee income ratio	12.2%	12.6%	11.5%	11.8%	12.4%
Efficiency ratio	34.7%	35.7%	35.7%	37.0%	37.6%
Net fee income as % of A&G Expenses	35.1%	35.3%	32.2%	32.0%	33.1%
Return on average assets	4.1%	3.5%	1.1%	1.7%	2.2%
Return on average equity	19.5%	16.8%	5.4%	7.8%	10.1%
Liquidity
Loans as a percentage of total deposits	48.2%	52.7%	58.0%	55.4%	57.2%
Liquid assets as a percentage of total deposits	87.0%	90.0%	94.0%	93.0%	90.0%
Capital
Total equity as a percentage of total assets	18.3%	19.2%	22.2%	22.5%	23.0%
Regulatory capital as % of APR	34.8%	34.2%	37.7%	38.3%	37.2%
Asset Quality
Allowances over total loans	2.9%	3.5%	3.7%	3.8%	2.9%
Non-performing financing as a percentage of total financing	1.1%	0.8%	0.9%	1.7%	1.7%
Coverage ratio w/allowances	303.0%	479.3%	387.8%	212.9%	175.9%
Cost of Risk	2.9%	3.0%	0.0%	0.2%	0.2%

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 24, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer